SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 977, 04.05.2023

CERTIFICATE

MINUTES OF THE NINE HUNDREDTH AND SEVENTY SEVENTH MEETING OF THE BOARD OF DIRECTORS OF THE CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

It is hereby certified, for the proper purposes, that the 977ª meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed at 14.04 min of the fourth day of May of the year of two thousand and twenty-three, with closure of the works registered on the same day at 17.16min. The meeting was held at Eletrobras central office, located at Rua da Quitanda, number 196, 25th floor, Centro, Rio de Janeiro - RJ. Board member IVAN DE SOUZA MONTEIRO (ISM) assumed the chairmanship of the meeting in person. Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), Marcelo DE SIQUEIRA FREITAS (MSF) and MARISETE FÁTIMA DADADALD PEREIRA (MFP) ) participated in person the meeting. Board Members DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (VVD), PEDRO BATISTA DE LIMA FILHO (PBL) and VICENTE FALCONI CAMPOS (VFC) participated remotely in the meeting by videoconference. Board Member Marcelo GASPERINO DA SILVA (MGS) was rightly absent. The council was chaired by the Superintendent of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Secretary of Governance FERNANDO KOURY FRANCISCO JUNIOR (FKJ). The President WILSON FERREIRA JR. (WFJ) and Legal Director JOSÉ EDUARDO GUIMARAES BARROS (JGB) participated remotely in the full meeting as guests. INSTRUCTION: The supporting material was made available to the Counselors through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: As stipulated in Article 25, caput, of the Social Statute of Eletrobras, the deliberations of this conclave should occur in the presence of a majority of its members, and its deliberations should be taken, as a general rule, by a majority of those present, except for the cases of qualified quorum retreated in Article 26 of the Social Statute. The meeting was installed with the presence of nine members, in compliance with the minimum five-member installation quorum, and with a minimum quorum for five-member decision-making, except in cases where there is an explicit record of the quorum change present at the time of the determination. The prior declaration of conflict of interest by the Counselor and/or his momentary absence of the conclave imply its subtraction for the purposes of the calculation of the respective minimum quorum. DECISION: DEL 072, of 04.05.2023. Approval of the intermediate financial statements for the period ended 31.03.2023. RES 268, dated 05.04.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, substantiated by a decision of the Executive Board, in the supporting material and in the documents below, and based on the favorable opinion issued by the audit committee and statutory risks at its 299ª meeting held on 04.05.2023, IT DECIDED: > Resolution of Executive Board no. 268, of 04.05.2023; > Report of Executive Board VFR-040, of 04.05.2023; and > Executive Summary DFC-002, of 04.05.2023; 1. To authorize the filing of the intermediary financial statements of Eletrobras for the period ended March 31, 2023, approved by Eletrobras Executive Board through RES-268, of 04.05.2023; 2. To determine that the Vice-President of Finance and Investor Relations - VFR, through the Superintendence of Investor Relations – DFR and the Superintendence of Accounting – DFC, the Vice-Chair of Governance, risks and Compliance – VGR, through the Superintendence of Governance – DGC, Of the Secretariat of Governance – DCGG and of the Executive Secretariat – DCGS, each in its respective area of activity, adopt the necessary measures to comply with this Decision. Deliberative quorum: Unanimity, recorded the favorable opinion of the CAE. It is recorded that the material pertinent to the items discussed at this meeting of the Board of Directors is filed with the Company’s headquarters. Nothing else to deal with the issues, President IVAN DE SOUZA MONTEIRO closed the related work and determined to the Council's Secretary of Governance the establishment of this certificate, which, after being read and approved, will be signed by the Secretary of Governance. The other matters dealt with at this meeting were omitted from this certificate, due to legitimate caution, based on the duty of secrecy of the Administration, according to the “caput” of Article 155 of Law 6.404/76, in order to relate to purely internal interests to the Company, and thus to Outside the scope of the rule contained in § 1 of Article 142 of the said Law. PRESENT: PRESIDENT IVAN DE SOUZA MONTEIRO; COUNSELORS CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, MARCELO DE SIQUEIRA FREITAS, MARISETE FÁTIMA DADADADALD PEREIRA, PEDRO BATISTA DE LIMA FILFILHO, VICENTE FALCONI CAMPOS; GOVERNANCE OFFICER: BRUNO KLAPPER LOPES; SECRETARY OF GOVERNANCE: FERNANDO KHOURY FRANCISCO JUNIOR.

Rio de Janeiro, May 15, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

DEL-071/2023. Classification of Deliberation Information : Confidential. The classification of the information, and the revision of its classification, including after deliberation, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of the EMO-03/2017, approved by RES-453/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.